Filed pursuant to Rule 433

Registration Statements Nos. 333-180967

and 333-180967-01

January 10, 2013

Final Term Sheet

TOTAL CAPITAL INTERNATIONAL

(A wholly-owned subsidiary of TOTAL S.A.)

$250,000,000 0.750% Guaranteed Notes Due 2016

Guaranteed on an unsecured, unsubordinated basis by

TOTAL S.A.

Issuer	Total Capital International

Guarantee	Payment of the principal of, premium, if any, and interest on the notes is guaranteed by TOTAL S.A.

Format	SEC-registered global notes

Title	$250,000,000 0.750% Guaranteed Notes Due 2016 (to be consolidated and form a single series with the 0.750% Guaranteed Notes due 2016 issued on September 25, 2012)

Total Principal Amount Being Issued in Re-opening	$250,000,000

Total Principal Amount in Series	$750,000,000

Issue Price	99.734%

Pricing Date	January 10, 2013

Expected Settlement Date	January 25, 2013 (T+10)

Maturity Date	January 25, 2016, unless earlier redeemed

Day Count	30/360

Business Day Convention	Following, unadjusted

Optional Redemption Terms	Make-whole call at Treasury Rate plus 10 basis points

Tax call at par

Interest Rate	0.750% per annum

Benchmark Treasury	0.250% due Dec 2015

Benchmark Treasury Price	99-21 3/4

Benchmark Treasury Yield	0.360%

Spread to Benchmark Treasury	Plus 48 basis points

Yield to Maturity	0.840%

Date Interest Starts Accruing	January 25, 2013

Interest Payment Dates	Each January 25 and July 25

First Interest Payment Date	July 25, 2013

Regular Record Dates for Interest	Each January 10 and July 10

Trustee	The Bank of New York Mellon

Listing	None

Denominations	$2,000 and increments of $1,000 above that amount

Expected Ratings of the Notes	Moody’s: Aa1/Negative
Standard & Poor’s: AA-/Stable

Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by Total Capital International and TOTAL S.A. and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the notes. Each rating should be evaluated independently of any other rating.

CUSIP / ISIN	89153V AD1 / US89153VAD10

Selling Restrictions	European Economic Area, France, United Kingdom

Joint Book-Running Managers	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC RBC Capital Markets, LLC SG Americas Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or SG Americas Securities, LLC toll-free at 1-855-881-2108.